May 2011 Pricing Sheet dated May 24, 2011 relating to Preliminary Terms No. 776 dated April 28, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due August 29, 2011
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – MAY 24, 2011
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issuer Price” below)
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day from and excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	The initial share price for each RevCons will be the closing price of the underlying stock on the pricing date. See “Specific Terms for Each RevCons—Initial share price” below.
Determination date:
The determination date for each RevCons is three business days before the maturity date of that RevCons, subject to postponement in the event of certain market disruption events. See “Specific Terms for Each RevCons—Determination date” below.

Exchange ratio:	For each RevCons, the stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons—Exchange ratio” below.
Trigger price:	For each RevCons, the trigger level times the initial share price. See “Specific Terms for Each RevCons—Trigger price” below.
Coupon payment dates:	Payable monthly at the specified interest rate beginning June 29, 2011.
Pricing date:	May 24, 2011
Original issue date:	May 27, 2011 (3 business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Dean Foods Company common stock	lululemon athletica inc. common stock	Netflix, Inc. common stock
Underlying stock issuer:	Dean Foods Company (“DF”)	lululemon athletica inc. (“LULU”)	Netflix, Inc. (“NFLX”)
Maturity date:	August 29, 2011	August 29, 2011	August 29, 2011
Coupon:	13.50% per annum (equivalent to $34.50 per RevCons for the 3-month term of the RevCons), paid monthly and calculated on a 30/360 basis	14.00% per annum (equivalent to $35.78 per RevCons for the 3-month term of the RevCons), paid monthly and calculated on a 30/360 basis	15.50% per annum (equivalent to $39.61 per RevCons for the 3-month term of the RevCons), paid monthly and calculated on a 30/360 basis
Trigger level:	80%	80%	80%
Determination date:	August 24, 2011	August 24, 2011	August 24, 2011
CUSIP:	617482TW4	617482TY0	617482TX2
ISIN:	US617482TW41	US617482TY07	US617482TX24
Initial share price:	$13.50	$97.23	$247.61
Trigger price:	$10.80	$77.784	$198.088
Exchange ratio:	74.07407	10.28489	4.03861
Aggregate principal amount:	$608,000	$100,000	$320,000
Commissions and Issue Price:	Per DF RevCons	Total	Per LULU RevCons	Total	Per NFLX RevCons	Total
Price to public(1)	$1,000	$608,000	$1,000	$100,000	$1,000	$320,000
Agent’s commissions(2)	$17.50	$10,640	$17.50	$1,750	$17.50	$5,600
Proceeds to issuer	$982.50	$597,360	$982.50	$98,250	$982.50	$314,400
(1)	The price to public for investors purchasing the RevCons in fee-based advisory accounts will be $987.50 for each DF RevCons, $987.50 for each LULU RevCons and $987.50 for each NFLX RevCons.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $17.50 for each DF RevCons, $17.50 for each LULU RevCons and $17.50 for each NFLX RevCons they sell; provided that dealers selling to investors purchasing the RevCons in fee-based advisory accounts will receive a sales commission of $5 for each DF RevCons, $5 for each LULU RevCons and $5 for each NFLX RevCons.  For additional information, see  “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 776 dated April 28, 2011
Prospectus Supplement for RevCons dated August 20, 2009	Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.